SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Full House Resorts, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

359678103
(CUSIP Number)

David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359678103	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Craig W. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 464,081 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 464,081 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 464,081 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 359678103	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 463,982 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 463,982 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 463,982 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 359678103	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Daniel R. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 233,369 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,369 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 233,369 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 359678103	SCHEDULE 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Full House Resorts, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 4670 S. Fort Apache, Ste. 190, Las Vegas, Nevada 89147.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Craig W. Thomas ("Mr. Thomas"); (ii) Bradley M. Tirpak ("Mr. Tirpak" and together with Mr. Thomas, the "Concerned Stockholders"); and (iii) Daniel R. Lee ("Mr. Lee" and together with the Concerned Stockholders, the "Reporting Persons").

(b) The principal business address of Mr. Thomas is 2100 Crescent Avenue, Suite 100, Charlotte, NC 28207. The principal business address of Mr. Tirpak is 27a Pembridge Villas, Studio 6, London, W11 3EP United Kingdom. The principal business address of Mr. Lee is 9811 West Charleston Blvd., Suite 2-53, Las Vegas NV 89117.

(c) The principal businesses of Mr. Thomas and Mr. Tirpak is to serve as co-managing members of Locke Partners Investment Management, LLC, SAVE Partners III, LLC and SAVE Partners IV, LLC. The principal business of Mr. Lee is to develop and operate, as well as invest in, casino hotels and to serve as the managing partner of Creative II, LLC, a developer of casinos.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

CUSIP No. 359678103	SCHEDULE 13D	Page 6 of 12 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Thomas used approximately $583,000 (including brokerage commissions) in the aggregate to purchase the Common Stock beneficially owned by him and reported in this Schedule 13D. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Thomas is the personal funds of Mr. Thomas and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Mr. Tirpak used approximately $606,000 (including brokerage commissions) in the aggregate to purchase the Common Stock beneficially owned by him and reported in this Schedule 13D. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Tirpak is the personal funds of Mr. Tirpak and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Mr. Lee used approximately $245,000 (including brokerage commissions) in the aggregate to purchase the Common Stock beneficially owned by him and reported in this Schedule 13D. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Lee is the personal funds of Mr. Lee and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

The Reporting Persons have, from time to time, engaged in discussions and correspondence with management and the board of directors of the Issuer (the "Board") regarding the Issuer's business, management, strategic direction, board composition and related matters. The Reporting Persons may continue to discuss such matters with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties.

On October 8, 2014, Mr. Thomas and Mr. Tirpak filed with the Securities and Exchange Commission (the "SEC") a preliminary consent statement in connection with their solicitation of written requests (the "Solicitation") from the stockholders of the Issuer for the purpose of calling a Special Meeting of the Issuer's stockholders (the "Special Meeting"). In the event that the Special Meeting is called, the Reporting Persons intend to present proposals to (a) amend the Issuer's Amended and Restated By-Laws (the "Bylaws") to allow vacancies on the Board to be filled by stockholders, (b) amend the Bylaws to allow stockholders to fix the size of the Board, (c) amend the Bylaws to provide that directors shall be elected by a plurality of the votes cast by holders of shares present in person or represented by proxy and entitled to vote on the election of directors in a contested election, (d) fix the size of the Board at 10 members, (e) elect Mr. Tirpak, Mr. Lee, W.H. Baird Garret (“Mr. Garret”), Ellis Landau ("Mr. Landau") and Ray Hemmig ("Mr. Hemmig") (each a "Group Nominee" and collectively, the "Group Nominees") as directors of the Board to fill the vacancies resulting from the increase in the size of the Board, and (f) adopt a resolution that would repeal any provision or amendment of the Bylaws in effect at the time of the Special Meeting that was not included in the Bylaws publicly filed with the SEC on June 4, 2008 and is inconsistent with or disadvantageous to the election of the Group Nominees or the presentation of the proposals at the Special Meeting (the "Proposals").

CUSIP No. 359678103	SCHEDULE 13D	Page 7 of 12 Pages

On October 9, 2014, the Reporting Persons issued a press release (the "October 9 Press Release") announcing that the Reporting Persons initiated the Solicitation to call a Special Meeting. In the October 9 Press Release, the Reporting Persons indicated that they have attempted to engage quietly and constructively with management of the Issuer and the Board over the past nine months and expressed their belief that the existing Board has destroyed, and will continue to destroy, stockholder value. The October 9 Press Release also included a letter to stockholders (the "October 9 Letter"), in which the Reporting Persons announced their intention to call the Special Meeting for the purposes described in this Item 4. In addition, the letter conveyed the Reporting Persons’ concern that stockholders of the Issuer have lost almost 60% of their investment over the past year, that executive compensation has increased by almost 60% in the past five years, and that the Issuer's operations have performed poorly, among other things. The foregoing summary of the October 9 Press Release and October 9 Letter is qualified in its entirety by the full text of the October 9 Press Release and October 9 Letter, copies of which are attached hereto as Exhibit 1 and are incorporated by reference herein.

The Reporting Persons intend to discuss their Proposals with other stockholders, the Issuer, the Board and current or prospective lenders regarding the refinancing of some or all of the Issuer's debt.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, abandoning the Solicitation, changing their intention regarding their Proposals, including the number of directors, selling some or all of their shares of Common Stock, purchasing additional shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,161,432 shares of Common Stock, constituting approximately 6.2% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 18,876,681 shares of Common Stock outstanding as of August 6, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the Securities and Exchange Commission on August 7, 2014.

(i)	Mr. Thomas:
	(a)	As of the date hereof, Mr. Thomas may be deemed the beneficial owner of 464,081 shares of Common Stock.
Percentage: Approximately 2.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 464,081 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 464,081 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 359678103	SCHEDULE 13D	Page 8 of 12 Pages

(ii)	Mr. Tirpak
	(a)	As of the date hereof, Mr. Tirpak may be deemed the beneficial owner of 463,982 shares of Common Stock.
Percentage: Approximately 2.5% as of the date hereof.
	(b):	1. Sole power to vote or direct vote: 463,982 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 463,982 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(iii)	Mr. Lee:
	(a)	As of the date hereof, Mr. Lee may be deemed the beneficial owner of 233,369 shares of Common Stock.
Percentage: Approximately 1.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 233,369 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 233,369 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

The Reporting Persons may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 1,161,432 shares of Common Stock, constituting approximately 6.2% of the Issuer's outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c)     Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) Certain of the shares of Common Stock beneficially owned by Mr. Lee are held in a joint account with his wife or in a trust account for his children with a co-trustee. Other than as described herein, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons entered into a group agreement on September 29, 2014, which was confirmed in a written agreement dated October 7, 2014 (the "Group Agreement"). Pursuant to the Group Agreement, each of the Reporting Persons agreed to (i) solicit written requests from the stockholders of the Issuer to take certain actions or to call the Special Meeting and to file a consent statement in connection therewith, and (ii) obtain approval by each of Messrs. Lee, Tirpak and Thomas of any filing required by Section 13(d), Section 14 or Section 16 of the Exchange Act, press release, white paper, stockholder communication or other public communication. In addition, pursuant to the Group Agreement, Mr. Tirpak and Mr. Thomas agreed to defend and indemnify Mr. Lee against, and with respect to, any losses that may be incurred by him in connection with his role as a member of the group created pursuant to the Group Agreement and otherwise arising from or relating to the Solicitation or the related solicitation of proxies from the stockholders of the Issuer in connection with the Special Meeting, but not including losses that he may incur on shares of Common Stock he has purchased. Any party to the Group Agreement has a right to terminate its obligations thereunder immediately upon written notice to all other parties. The foregoing summary of the Group Agreement is qualified in its entirety by the full text of the Group Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein.

CUSIP No. 359678103	SCHEDULE 13D	Page 9 of 12 Pages

Mr. Garret, Mr. Landau, and Mr. Hemmig have each entered into a nominee agreement (a “Nominee Agreement”) with Mr. Tirpak and Mr. Thomas, pursuant to which each has agreed to stand for election to the Board and to serve as a director if elected. Pursuant to the Nominee Agreements, Mr. Tirpak and Mr. Thomas have agreed to pay the costs of soliciting proxies in connection with the Special Meeting and indemnify such Nominees for claims arising from their role as a nominee for director. The foregoing summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Form of Nominee Agreement, a copy of which is attached as Exhibit 3 hereto and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Other than the Group Agreement, the Nominee Agreements and the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Press Release and Letter to Stockholders, dated October 9, 2014
2	Group Agreement, dated October 7, 2014
3	Form of Nominee Agreement
4	Joint Filing Agreement, dated October 8, 2014

CUSIP No. 359678103	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 8, 2014

Craig W. Thomas

/s/ Craig W. Thomas
Name: Craig W. Thomas

BRADLEY M. TIRPAK

/s/ Bradley M. Tirpak
Name: Bradley M. Tirpak

DANIEL R. LEE

/s/ Daniel R. Lee
Name: Daniel R. Lee

CUSIP No. 359678103	SCHEDULE 13D	Page 11 of 12 Pages

Appendix A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Mr. Lee

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/4/2014	725	1.0110
9/5/2014	5,000	1.0116
9/5/2014	100	1.0995
9/8/2014	1,300	1.0160
9/8/2014	330	1.0100
9/8/2014	1,406	1.0157
9/8/2014	594	1.0096
9/9/2014	300	1.0264
9/9/2014	500	1.0157
9/9/2014	200	1.0297
9/10/2014	3,118	0.9725
9/11/2014	1,700	1.0045
9/11/2014	300	0.9999
9/11/2014	6,000	0.9926
9/12/2014	2,000	1.0040
9/12/2014	2,000	0.9740
9/15/2014	3,000	0.9626
9/15/2014	3,000	0.9726
9/16/2014	2,000	1.0037
9/16/2014	12,000	1.0018
9/16/2014	150	1.0528
9/16/2014	100	0.9999
9/16/2014	4,750	1.0000
9/16/2014	4,700	0.9917
9/16/2014	4,000	1.0020
9/16/2014	10,000	1.0008
9/17/2014	292	1.0172
9/17/2014	1,900	1.0142
9/18/2014	40	1.2288
9/18/2014	160	1.0897
9/18/2014	300	1.0765
9/18/2014	960	1.0482
9/18/2014	1,340	1.0558
9/18/2014	1,500	1.0453
9/19/2014	566	1.0740
9/19/2014	934	1.0500
9/19/2014	1,000	1.0680

CUSIP No. 359678103	SCHEDULE 13D	Page 12 of 12 Pages

9/22/2014	1,000	1.0578
9/22/2014	1,497	1.0653
9/22/2014	2,525	1.0631
9/22/2014	5,000	1.0515
9/22/2014	8,503	1.0600
9/22/2014	10,000	1.0608
9/30/2014	300	1.0501
9/30/2014	2,700	1.0599
10/1/2014	1,000	1.1299
10/1/2014	5,000	1.1500
10/1/2014	5,473	1.1300
10/2/2014	2,300	1.1100
10/2/2014	600	1.1200
10/2/2014	3,900	1.1400
10/2/2014	9,200	1.1099
10/3/2014	2,400	1.0650
10/3/2014	7,600	1.0700
10/6/2014	20,000	1.0900
10/7/2014	5,000	1.1300
10/7/2014	2,500	1.1100
10/7/2014	4,420	1.1200
10/7/2014	8,080	1.1300
10/7/2014	2,200	1.1293
10/7/2014	2,800	1.1299